Exhibit 99.5

LINUX GOLD CORP.
(the “Company”)

NEWS RELEASE

www.linuxgoldcorp.com
OTCBB: LNXGF

CHILE PROPERTY AGREEMENT TERMINATED

For Immediate Release: July 16, 2003, Vancouver, B.C. – Linux Gold Corp. (OTC BB: LNXGF) wishes to announce that the Duna Chopa Norte Orebody and LaBarca Orebody in Chile, SA Option Agreement has been terminated with the consent of both parties.

The Company plans on concentrating on its recently acquired gold properties in Northern B.C. in the Lillooet mining division. These claims are located 12 miles from the Bralorne Pioneer Gold Mine, which has produced over 4.1 million ounces of gold since its discovery.

ABOUT LINUX GOLD CORP.

Linux Gold Corp. has acquired an option in a 100% interest in two claim blocks for a total of 50 units in the Bralorne Gold mining area, BC, located near the Bralorne Pioneer Mine. The Bralorne Pioneer Mine has produced over 4.1 million ounces of gold during the life of the Bralorne Mine. Linux Gold Corp. also owns a 50% interest in 30 mineral claims known as the Fish Creek Prospect, located in the Fairbanks Mining Division in Alaska. Linux Gold Corp. optioned to Teryl Resources Corp. a 50% interest in the Fish Creek claims by expending US$500,000 over three years. Linux Gold Corp. retains a 5% net smelter return or may convert into a 25% working interest. The Kinross Fort Knox mill is within 6 miles from the Fish Creek claims. For more information please see our web site at www.linuxgoldcorp.com.

ON BEHALF OF THE BOARD OF DIRECTORS

“John Robertson”

John Robertson
President

Contact: John Robertson,
                                    800-665-4616

Statements in this press release regarding Linux’s business which are not historical facts are “forward-looking statements” that involve risks and uncertainties, such as estimates and statements that describe the Company's future plans, objectives or goals, including words to the effect that the Company or management expects a stated condition or result to occur. Since forward-looking statements address future events and conditions, by their very nature, they involve inherent risks and uncertainties. Actual results in each case could differ materially from those currently anticipated in such statements.